Exhibit 16.1

May 7, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the information required by Item 16 F of Form 20-F dated May 7, 2010 of Spreadtrum Communications, Inc., and have the following comments:

1.	We agree with the statements made in the paragraphs three, four and six in the section “Change in Registrant’s Certifying Accountant”.

2.	We have no basis on which to agree or disagree with other statements of the registrant contained therein.

Yours sincerely,

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Item 16F.	Change in Registrant’s Certifying Accountant

Effective on September 29, 2009, we dismissed DTT as our independent registered public accounting firm. On October 27, 2009, we appointed PwC to replace DTT as our independent registered public accounting firm for the fiscal year ended December 31, 2009.

The removal of DTT and the engagement of PwC were approved by our Board of Directors in September 2009.

The audit reports of DTT on our consolidated financial statements for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of DTT on the effectiveness of our internal control over financial reporting as of December 31, 2008 contained an adverse opinion because of a material weakness.

During the two fiscal years ended December 31, 2007 and 2008 and in the subsequent interim period from January 1, 2009 through the date of removal, there were no disagreements between DTT and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the subject matter of the disagreement in its reports on our consolidated financial statements for such fiscal years, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended December 31, 2007 and 2008 and in the subsequent interim period through the effective engagement date, neither we nor any of our subsidiaries consulted with PwC concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with DTT or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of this disclosure to DTT and requested that DTT furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of DTT’s letter dated May 7, 2010 has been filed with the SEC as an exhibit to this annual report.